Exhibit 99.1

Genie Energy Ltd. To Renew Exchange Offer for its Preferred Stock

NEWARK, NJ — November 19, 2012:  Genie Energy Ltd., (NYSE: GNE, GNEPRA) will renew an offer to exchange up to 7,145,409  shares of its outstanding Class B Common Stock for shares of its Series 2012-A Preferred Stock.

The Company’s offer will be on the same terms as the previous exchange offer, which closed on October 10, 2012 with the exchange of 1,604,591 shares of Class B Common Stock for an equal number of shares of Preferred Stock. The renewed offer will cover approximately one-third of the outstanding common stock, and Howard Jonas, Chairman and controlling stockholder, will not exchange any shares of common stock he owns or controls. The exchange will again be on a one-for-one basis.

The Series 2012-A Preferred Stock has a liquidation preference of $8.50 per share, and dividend rights that are senior to distributions on the common stock, in an annual amount of $0.6375 per share, plus the potential for an increase in the dividend related to the performance of Genie’s retail energy provider (REP) business.  The Preferred Stock is redeemable, in whole or in part, at the option of Genie following October 11, 2016 at 101% of the Liquidation Preference plus accrued and unpaid dividends, and following October 11, 2017 at the Liquidation Preference plus accrued and unpaid dividends. In connection with the prior exchange offer, the Company suspended payment of dividends on its Class A and Class B Common Stock.

Ira Greenstein, President of Genie, said, “We recently offered our stockholders the opportunity to exchange shares of our Class B Common Stock for Preferred Stock, which provides a senior dividend right and priority on distributions with less participation in the future growth of our businesses.  We want to ensure that all interested stockholders have the opportunity to participate, and are launching a new offer on the same terms covering those shares not taken up in the prior offer.”

Howard Jonas, Chairman of Genie, added, “Our Preferred Stock is a very different security than our Class B Common Stock.  It provides holders with a healthy dividend yield that is supported by our strong balance sheet and operations, particularly our retail energy provider business.  We believe that our Preferred Stock, with a robust trading market on the NYSE, can serve as a potential financing vehicle, and can also be used as currency in exploiting various opportunities.  First and foremost, we must be fair to our current stockholders and allow them the opportunity to choose the type of security they wish to hold.   Regardless of whether you are a common or preferred holder, you will benefit from the synergies of our two operating segments and the excellent management and scientific teams at Genie.”

The exchange offer will commence when the definitive materials (including an Offer to Exchange and Letter of Transmittal) are filed with the Securities and Exchange Commission and made available to Genie’s stockholders and will remain open for at least twenty business days.  When the offer begins, Genie will file with the Securities and Exchange Commission and mail the exchange offer documents to stockholders together with the full details of the offer including complete instructions on the exchange process procedure, the transmittal forms and other data.

ABOUT GENIE ENERGY LTD.

Genie Energy Ltd. (NYSE: GNE, GNEPRA) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider (REP) supplying electricity and natural gas to residential and small business customers in the Northeastern United States.  GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shale and other unconventional fuel resources.  GOGAS resource development projects include oil shale initiatives in Colorado and Israel.  For more information, visit www.genie.com.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com